EXHIBIT 99.1
FOR IMMEDIATE RELEASE

CONTACT:	Carolyn Gay
Vice President, Risk Manager & Financial Accounting Officer
Intermountain Community Bancorp
(509)944-3888
carolyng@panhandlebank.com
INTERMOUNTAIN COMMUNITY BANCORP (IMCB) ANNOUNCES RECORD ASSETS AND EARNINGS FOR 2007
Sandpoint, Idaho, March 3, 2008 – Intermountain Community Bancorp (OTCBB – IMCB.OB), the holding company for Panhandle State Bank, the largest locally owned state bank in Idaho, announced today earnings for the quarter and year ended December 31, 2007. Net income during 2007 was $9.4 million, up 2.6% over the $9.2 million net income reported for 2006. Assets continued to grow at a strong pace, exceeding $1.0 billion at December 31, 2007, representing an increase of 14.0% over December 31, 2006. Loan balances increased by 13.9% and deposit balances increased by 9.3%. Earnings per fully diluted share increased by 2.8% to $1.10 per share for the year ended December 31, 2007, compared to $1.07 for the year ended December 31, 2006. The 2006 earnings per basic and fully diluted share have been adjusted for the 10% common stock dividend which was effective in May 2007.
“2007 has been a challenging year for the nation’s financial institutions,” noted Chief Executive Officer Curt Hecker. “The financial markets have experienced uncertainty in a volatile interest rate market, while the national real estate market has softened significantly. Our communities have not experienced the deep challenges faced by other parts of the nation, but our customers and employees have still been impacted. Despite these challenges, our banking team has continued to increase our loan and deposit balances,” Hecker continued. “Our advantage is that we’re a locally run bank actively involved in and supporting the communities we serve. We are sincerely interested in our customers’ long-term stability and prosperity, and we continue to offer them a safe, familiar environment with knowledgeable bankers ready to assist through both prosperous and challenging times.”

2007 Highlights:
▪	Net income for the year ended December 31, 2007 totaled $9.4 million, a 2.6% increase over the previous year

▪	Net interest income after loan loss provision for 2007 was $42.6 million, an increase of 6.8% compared to 2006

▪	Total assets topped the $1 billion threshold increasing 14.0% over 2006

▪	Loan balances increased by 13.9% over 2006

▪	Deposit balances increased by 9.3% compared to December 31, 2006

▪	Book value per share was $10.93, an increase of 13.7% over year-end 2006

▪	Total equity increased 15.4% to $90.1 million compared to December 31, 2006

▪	Fully diluted earnings per share for 2007 increased to $1.10, a 2.8% increase over the year ended December 31, 2006

▪	The Company now holds the top market share position in five of the eleven counties in which it operates, based on deposit data from the Federal Deposit Insurance Corporation as of June 30, 2007

▪	The Company relocated its Spokane Valley branch into a new building in August 2007 in a busy and growing commercial area in east Spokane. It includes a full-service branch, a home loan center and administrative offices

▪	The Company’s 94,000 square foot Sandpoint Center is scheduled for occupancy in mid-April 2008
Financial Summary:
Net income for the year ended December 31, 2007 totaled $9.4 million, an improvement of 2.6% over 2006. Net income for the fourth quarter of 2007 totaled $2.8 million, an increase of 20.9% from the same quarter of 2006, and 13.8% from third quarter 2007. Return on average assets for the year ended December 31, 2007 decreased to 0.96% compared to 1.13% for the same period one year ago. Return on average equity for the year ended December 31, 2007 decreased to 11.3% compared to 12.9% for the same period one year ago. Return on average assets and return on average equity for the three months ended December 31, 2007 increased to 1.04% and 12.4%, compared to 1.00% and 11.8% for the same period one year ago. Continued strong organic growth, steady net interest income and other fee income improvement created increased revenue results during the periods above, as both net interest income and non-interest income increased for the fourth quarter and year ended December 31, 2007. These results were offset by higher operating expenses primarily associated with new market entry, technology enhancements, and increasing regulatory compliance costs.
Net interest income after provision for loan losses rose to $42.6 million for the year ended December 31, 2007, an improvement of $2.7 million, or 6.8% over the same period last year. Key factors in this improvement included consistent growth in earning assets and a continued relatively strong net interest margin. Earning asset increases resulted from loan growth in both the Company’s existing markets and new branches. Net interest margin decreased 45 basis points to 5.21% for the year ended December 31, 2007 compared to 5.66% for the year ended December 31, 2006. The decrease resulted from rates on the cost of funding continuing to reprice upward in response to earlier market rate conditions at the same time that asset yields flattened and began to decline as a result of Federal Reserve rate cuts during the final quarter of 2007. Net interest income after provision for loan losses rose to $11.2 million for the quarter ended December 31, 2007, an increase of $336,000, or 3.1% compared to the fourth quarter of 2006. Rapidly declining market rates created pressure on both net interest income and the net interest margin during the fourth quarter. The net interest margin totaled 4.97% for the fourth quarter of 2007, down from 5.51% for the fourth quarter of 2006. The net interest margin remains substantially higher than regional and national peer group averages.
The provision for losses on loans increased $1.8 million for the year ended December 31, 2007 to $3.9 million compared to $2.1 million for the year ended December 31, 2006. The provision for losses on loans increased by $96,000 for the quarter ended December 31, 2007 compared to the quarter ended December 31, 2006. The increases resulted from growth in the Company’s loan portfolio and softening credit conditions, as bank customers and communities felt the impacts of the slowing economy, particularly in the real estate sector. During the year, the company refined its method of calculating its loan loss allowance, in line with regulatory guidance issued in early 2007. While both national and local credit markets experienced a downturn, the local economy remains relatively stable. Given local credit conditions and the stability of the bank’s loan portfolio, management believes that the loan loss allowance is adequate at December 31, 2007.
Non-interest income for the year ended December 31, 2007 increased 21.8% or $2.4 million over the year ended December 31, 2006, driven largely by volume increases in fees and service charges and other non-interest income. Fees and service charges improved 28.5% or $1.9 million for the year as the bank continued to grow its number of customers, expand cross-selling activities to existing customers and pricing changes on certain services. The growth also reflects stronger trust, brokerage, and debit card income. The increase in other income was primarily driven by improvement in contract income from the bank’s secured deposit program. Reflecting market conditions, mortgage banking income decreased during 2007 as mortgage origination activities slowed from the rapid pace of prior years. Driven largely by the same factors as noted above, non-interest income for the quarter ending December 31, 2007 increased $315,000, or 10.3% over the same period in the prior year.
Non-interest expense for the year ended December 31, 2007 increased $5.0 million, or 13.8% compared to the year ended December 31, 2006. The major contributor was personnel expense, which increased $3.5 million, or 16.2% for the year ended December 31, 2007 compared to the prior year. In keeping with its long-term goals, the Company exercised a number of opportunities in 2006 and early 2007 to enter new markets and add quality production staff to position the Company for future growth. These growth initiatives resulted in significant increases to both personnel and occupancy expense during the year, but are anticipated to generate additional revenue in future years. In addition, the Company bolstered its administrative and audit staff to successfully manage increasing internal control and regulatory compliance requirements. In comparison to the larger year-over-year increase, non-interest expense for the quarter ended December 31, 2007 increased 4.2%, or $426,000 compared to the quarter ended December 31, 2006. The Company slowed its expense growth during the last half of 2007 as it more aggressively implemented cost-saving strategies.
Earnings per share for the year ended December 31, 2007 totaled $1.15, and on a fully diluted basis, $1.10 per share, compared to earnings of $1.15 per share and fully diluted earnings of $1.07 per share for the same period last year. Earnings per share for the quarter ended December 31, 2007 totaled $0.33 per share, and on a fully diluted basis, $0.32 per share, respectively, compared to earnings per share of $0.28 and fully diluted earnings per share of $0.27 for the same time period last year. Basic and fully diluted earnings per share numbers for the year and quarter ending December 31, 2006 have been adjusted for the 10% common stock dividend that was effective in May 2007.
As of December 31, 2007 assets totaled a record $1.05 billion, an increase of $128.8 million, or 14.0% over assets as of December 31, 2006. Total deposits grew 9.3%, or $64.2 million over December 31, 2006 to a total of $757.8 million as of December 31, 2007. Net loans receivable increased $92.1 million, or 13.9% over December 31, 2006 to a total of $756.5 million as of December 31, 2007. Loan growth in the Company’s Spokane, north Idaho and southwestern Idaho markets drove the asset increases, while deposit growth came from all the Company’s markets. Strong growth over the past several years has resulted in the Company now holding the top market share position in terms of deposits in five of the eleven counties in which it operates.
Total non-performing loans were $6.4 million, or 0.84% of net loans as of December 31, 2007, compared to $1.3 million or 0.19% of net loans at December 31, 2006. The non-performing loan balance increased due to an increase in both non-accrual loans and loans over 90 days and still accruing. Net charge-offs to average net loans increased to 0.26% for the year ended December 31, 2007 compared to 0.06% for the prior year. Net charge-offs totaled $2.0 million in 2007, compared to $346,000 in 2006.
Total equity increased to $90.1 million, a 15.4% increase over December 31, 2006. The increase in equity resulted from the retention of the bank’s net income and an increase in the unrealized net gain on the available-for-sale investment portfolio during 2007. Book value per share at December 31, 2007 was $10.93, as compared to $9.61 at December 31, 2006. Book value at December 31, 2006 has been adjusted for the effect of the 10% common stock dividend that was effective in May 2007.
“Our employees rose to the challenge in 2007, increasing their focus on customers while finding opportunities to improve efficiency and adapt to changing market conditions,” Hecker summarized. “We continue to have the best employees in the industry, all of whom are deeply committed to the vitality and growth of our local communities. This has always been our strength and will continue to create opportunities for us in the future.”
Key Financial Results:

	At December 31,
	(dollars in thousands,
	except per share data)		Actual
Balance Sheet	2007	2006	Change	% Change
Loans Receivable, net	$756,549	$664,403	$92,146	13.9%
Allowance for Loan Loss	11,761	9,834	1,927	19.6%
Goodwill, net	11,662	11,662	—	—
Other Intangible Assets, net	723	881	(158)	(17.9)%
Total Assets	1,048,659	919,866	128,793	14.0%
Total Deposits	757,838	693,686	64,152	9.3%
Stockholders’ Equity	90,119	78,080	12,039	15.4%
Book Value Per Share	$10.93	$9.61	$1.32	13.7%
Shares Outstanding at end of Period	8,248,710	8,121,203	127,507	1.6%

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Income Statement	2007	2006	2007	2006
Total Interest Income	$18,765	$17,009	$72,858	$59,580
Total Interest Expense	6,926	5,602	26,337	17,533
Provision for Losses on Loans	668	572	3,896	2,148
Net Interest Income After Provision	11,171	10,835	42,625	39,899
Total Other Income	3,376	3,061	13,199	10,838
Total Operating Expenses	10,572	10,146	40,926	35,960
Income Before Taxes	3,975	3,750	14,898	14,777
Income Tax Provision	1,224	1,474	5,453	5,575
Net Income	$2,751	$2,276	$9,445	$9,202
Basic Earnings Per Share	$0.33	$0.28	$1.15	$1.15
Diluted Earnings Per Share	$0.32	$0.27	$1.10	$1.07
Wtd-Avg Shares O/S Basic	8,245,133	8,094,757	8,206,341	8,035,401
Wtd-Avg Shares O/S Fully Diluted	8,582,943	8,641,019	8,604,737	8,585,687
Annualized Return on Assets	1.04%	1.00%	0.96%	1.13%
Annualized Return on Equity	12.4%	11.8%	11.3%	12.9%
Operating Efficiency Ratio	69.5%	70.1%	68.5%	68.0%
Net Interest Spread	4.94%	5.43%	5.15%	5.59%
Net Interest Margin	4.97%	5.51%	5.21%	5.66%
Company Activities:
The Company relocated its Spokane Valley branch into a new building in August 2007 in the center of a busy and growing commercial area in east Spokane. The office includes a full-service branch, a home loan center and administrative offices.
The Company’s Sandpoint Center is slated for occupancy in early 2008. IMCB will occupy approximately two-thirds of the building by consolidating its Sandpoint administrative offices.
About Intermountain Community Bancorp:
Intermountain is headquartered in Sandpoint, Idaho, and operates as four separate divisions with twenty banking locations in three states. Its banking subsidiary, Panhandle State Bank, offers financial services through northern Idaho offices in Sandpoint, Ponderay, Bonners Ferry, Priest River, Coeur d’Alene, Post Falls, Rathdrum and Kellogg. Intermountain Community Bank, a division of Panhandle State Bank, operates branches in southwest Idaho in Weiser, Payette, Nampa, Caldwell and Fruitland as well as in Ontario, Oregon. Intermountain Community Bank Washington, a division of Panhandle State Bank, operates branches in downtown Spokane and Spokane Valley, Washington. Magic Valley Bank, a division of Panhandle State Bank, operates branches in Twin Falls and Gooding, Idaho.
All data contained in this report have been prepared on a consolidated basis for Intermountain Community Bancorp. IMCB’s shares are listed on the OTC Bulletin Board ticker symbol IMCB.OB.
Additional information on Intermountain Community Bancorp, and its internet banking, can be found at www.intermountainbank.com.
This news release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include but are not limited to statements about the Company’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from the results discussed in these forward- looking statements because of numerous possible risks and uncertainties. These include but are not limited to: the possibility of adverse economic developments that may, among other things, increase default and delinquency risks in the Company’s loan portfolio; a continued decline in the housing and related real estate markets; a tightening of available credit; shifts in interest rates that may result in lower interest rate margins; shifts in the demand for the Company’s loan and other products; changes in accounting policies; changes in the monetary and fiscal policies of the federal government; and changes in laws, regulations and the competitive environment.